Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
Group Secretariat



19th June 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Share Repurchase</u>

We enclose for your information a notification dated 19th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary



Encl

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## Full Text Announcement



| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Purchase of Own Securities |
| **Released** | 11:57 19 Jun 2002 |
| **Number** | 4625X |

**JARDINE MATHESON HOLDINGS LIMITED ("JMH")**

**SHARE REPURCHASE**

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

| | |
|---|---|
| Date of repurchase: | 19th June 2002 |
| Total number of shares repurchased: | 30,000 shares |
| Price paid per share: | US$5.95 |

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

19th June 2002

www.jardines.com

END

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